July 28, 2011

Donald B. Field
Staff Attorney
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Guitammer Company, a Nevada corporation
Amendment No. 1 to Form 10-12G
Filed July 8, 2011
File No. 000-54331

Mr. Field:

Set forth below are whether or how we responded to the Commission Staff’s comment letter (in italics) dated July 22, 2011on the referenced registration statement, by numbered comment, as follows:

General

1.
Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

We confirm.

2.	We note the reference dates of May 20, 2011 and April 30, 2011 used throughout the registration statement. Please revise the associated disclosure to provide the information as of more recent dates.

We have made a good faith effort to comply with this comment.

Item 1. Business, page 4 Historical Overview, page 4

3.
We note your response to our prior comment two and reissue in part. To the extent that any new option or warrant agreements are issued by Guitammer-Nevada pursuant to the terms of the Reorganization, through exchange, exercise, transfer or otherwise, please confirm that any such new agreements will be filed as material contracts in your future filings.

We confirm that any such new agreements will be filed as material contracts in future filings.

4.
We note your disclosure in the third paragraph on page 5 of a working capital deficit of $3.8 million as of March 31, 2011. Please revise to also clearly disclose your near term and long term additional financing requirements as discussed in the Cash Flows during the Three Months Ended March 31, 2011 section on page 21.

We have made a good faith effort to comply with this comment.

5.
We note your disclosure in the third paragraph on page 5 of a monthly burn rate of $51,803. Please revise to also disclose your anticipated monthly burn rate after becoming a public company. Please also revise to disclose the month you will run out of funds without additional capital.

We have made a good faith effort to comply with this comment.

Item 2. Financial Information, page 16

Management's Discussion and Analysis or Plan of Operations, page 18 Results of Operations - 2010 compared to 2009,  page 18

6.
As requested in our previous comment five, please expand your disclosure with respect to general and administrative expenses to describe and quantify the significant components of this line item. For example, on page 7, you indicate that you pay sales commissions to independent manufacturers' sales representatives. If material, quantify this cost as well as other costs of selling your products.

We have made a good faith effort to comply with this comment.

Cash Flows during the Three Months Ended March 31, 2011, page 21

7.
We note your disclosure in the fifth paragraph on page 22 of $351,240 which represents the amount necessary to cover your cash burn, excluding debt service, for the next 12 months. Please confirm that such amount includes any anticipated expenses associated with becoming a public company. Please revise as applicable.

We confirm that such amount includes any anticipated expenses associated with becoming a public company.

Contractual Obligations, page 23

8.	We note your disclosure in the first paragraph on page 28 that the Joseph Albert loan was . due on July 11, 2011. Please revise as to the current status of this loan.

We have made a good faith effort to comply with this comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 30

9.	Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We have made a good faith effort to comply with this comment.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 37

10.
For each related-party loan, credit facility, note, or financing arrangement, please revise to disclose the amount outstanding as of the latest practicable date. Refer to Item 404(a)(5) of Regulation S-K. Please also revise the Contractual Obligations section on page 23 accordingly.

We have made a good faith effort to comply with this comment.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 40 Market Information, page 40

11.	Please revise the second paragraph to provide the information as of the latest practicable date. Refer to Item 201 (b) of Regulation S-K.

We have made a good faith effort to comply with this comment.

Item 15. Financial Statements and Exhibits, page 46

12.
We note your response to our prior comment 17 and reissue. We note that you have filed one line of credit loan with Merrill Lynch as an exhibit to your filing. We also note your disclosure in the Contractual Obligations section on page 23 indicates that there are multiple line of credit loans with Merrill Lynch. Please confirm the number of line of credit loans with Merrill Lynch and, to the extent applicable, either file the additional loan documents as material contracts or revise the associated disclosure in the Contractual Obligations section.

We have made a good faith effort to comply with this comment.

Exhibit 10.40A

13.
We note your response to our prior comment 22 and reissue. We note that your original Lease Agreement has been modified by a number of Lease Modification Agreements as discussed in the recitals of Exhibit 10.40. We also note that only one Lease Modification Agreement has been filed. Please file all modifications as exhibits to your next filing or advise.

We have made a good faith effort to comply with this comment.

The Company acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

s/ Mark A. Luden

Mark A. Luden, President